Petrus Resources Corporation
3211 Ocean Drive
Vero Beach , Florida 32963

October 25, 2012
Bridgette Lippmann
Special Counsel
Mara L. Ransom
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Petrus Resources Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed March 6, 2012
File No. 333-176879

Dear Ms. Ransom,

The following are the responses to your comment letter dated March 16, 2012.

Prospectus Cover Page

1.
We note your response to comment 1 in our letter dated January 23, 2012, however it does not appear that you revised your disclosure as indicated in your response.  Please revise the third paragraph under the “Prospectus” heading to state that you currently do not have any operations as opposed to your current disclosure that the company “currently has limited operations.”

Third paragraph revised.

Financial Statements, page F-1

2.
We have reviewed your response to comment 7 in our letter dated January 23, 2012.  Please revise your dilution table to reflect information as of November 31, 2011, the most recent financial statement date included in your filing.   Please also update your summary financial information on page 7 and 8 to include interim data.

Dilution and Summary Financial Information revised.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Petrus Resources Corporation